Exhibit 99.1

Akumin Inc. Announces Third Quarter 2021 Financial Results

December 13, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Company”) announced today its financial results for the quarter ended September 30, 2021 (“Q3 Fiscal 2021”).

Third Quarter 2021 Highlights

•

Akumin completed its acquisition of Alliance HealthCare Services, Inc. (“Alliance”) on September 1, 2021, transforming Akumin to the hospital partner of choice in both Radiology and Oncology solutions.

•

The Company operations now span 46 states, serving ~1,000 hospital and healthcare providers, operating over 230 radiology and oncology fixed site locations, with over 2 million procedures and treatments per year on pro forma basis.

•	Akumin delivered strong quarterly same store volume performance on a consolidated, pro forma basis:

○	+8.5% for MRI

○	+2.2% for PET/CT

○	+8.9% for Total Radiology Procedures

○	+10.1% for Oncology Patient Starts

•

The Company reported revenue totaling $108.2 million for the third quarter, a $45.0 million or 71.1% increase over the third quarter of last year. On a sequential basis, revenue increased $38.7 million or 55.7% over second quarter of 2021.

•

Akumin generated $18.0 million of Adjusted EBITDA (as defined below) for the quarter, a $5.8 million or 47.4% increase over the third quarter of last year. On a sequential basis, Adjusted EBITDA increased $5.8 million or 47.1% over second quarter of 2021.

•	Based on our results thus far this year, Akumin is adjusting its 2021 guidance for revenue to range from $421 million to $428 million and for Adjusted EBITDA to range from $65 million to $72 million.

Note that reported results include Alliance results only from and after September 1, 2021 while when pro forma results are referenced it assumes Alliance was acquired at the beginning of the referenced period.

Summary Consolidated Financial Results (in thousands, except for per share amounts)

		(Restated)		(Restated)

	3-month period ended Sep. 30, 2021	3-month period ended Sep. 30, 2020	9-month period ended Sep. 30, 2021	9-month period ended Sep. 30, 2020

MRI Scans	138	83	322	240

PET-CT Scans	11	2	14	4

Total Scans	439	327	1,137	904

Oncology Patient Starts	1	-	1	-

Revenue	108,177	63,213	241,636	178,747

Adjusted EBITDA (1)	17,968	12,191	39,381	28,559

EPS –Diluted	(0.02)	(0.10)	(0.16)	(0.26)

(1) See “Non-GAAP Measures” below.

Commenting on the Q3 Fiscal 2021 financial results, Riadh Zine, Chairman and Co-Chief Executive Officer of the Company, said, “We are pleased with the Q3 results, which incorporate one month of results from the Alliance acquisition. Our integration synergy initiatives are already underway. We have also consolidated the financial planning for the combined organization, while advancing the digital transformation of the patient service delivery. With the increased scale of the company and the depth of the management team, we expect 2022 to be a milestone year as we continue to build on this solid foundation.”

As a result of filing the Q3 Fiscal 2021 financial results, Akumin has now filed all continuous disclosure materials required by applicable Ontario securities laws through to today’s date. As a result, Akumin expects the previously announced Management Cease Trade Order issued by the Ontario Securities Commission on August 20, 2021 will automatically be revoked in accordance with its terms by December 16, 2021, being two full business days after receipt of the filings by the Ontario Securities Commission.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-GAAP measures. See “Non-GAAP Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Company’s consolidated financial statements for Q3 Fiscal 2021 and related management’s discussion and analysis are available in Akumin’s public disclosure at www.sedar.com and www.sec.gov.

Investor Presentation

Akumin would like to invite interested parties to an investor presentation to be held on Friday, December 17, 2021 from 8:00 a.m. to 9:00 a.m. Eastern Time where management will discuss changes to the Company’s business resulting from the closing of the Alliance HealthCare Services acquisition, as well as Q3 Fiscal 2021 results. To access the conference call, dial toll-free in the U.S. or Canada 888-394-8218 or, for international callers, 647-484-0475. A related presentation will be available from Akumin’s public disclosure at www.sedar.com or www.sec.gov and also from Akumin’s website (www.akumin.com) and at https://akum.in/InvestorPresentation. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the presentation will also be available until Friday, December 24, 2021 by calling 647-436-0148 or toll-free 1-888-203-1112, using passcode number 6766278

About Akumin

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) fixed-site outpatient diagnostic imaging services through a network of more than 200 owned and/or operated imaging locations; and (2) outpatient radiology and oncology services and solutions to approximately 1,000 hospitals and health systems across 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA Margin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated December 13, 2021 available in our public disclosure at www.sedar.com and www.sec.gov.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) before interest expense (net), income tax expense (benefit), and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, asset impairments, settlement and related costs (recoveries), financial instrument revaluation and related losses (gains), acquisition-related costs, severance and related costs, restructuring charges, other losses (gains), deferred rent expense (credit), and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information or forward-looking statements. In some cases, but not necessarily in all cases, such statements or information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. In particular, this press release contains forward-looking information and statements regarding the expected revocation of the Management Cease Trade Order.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our management’s discussion and analysis for the quarter ended September 30, 2021 dated December 13, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

		(Restated)

(in thousands)	Three-month period ended Sep 30, 2021	Three-month period ended Sep 30, 2020	$ Change	% Change
Service fees – net of allowances and discounts	107,162	62,675	44,487	71%
Other revenue	1,015	538	477	89%
Revenue	108,177	63,213	44,964	71%

Employee compensation	41,779	21,373	20,406	95%
Reading fees	10,797	9,507	1,290	14%
Rent and utilities	9,507	7,066	2,441	35%
Third party services and professional fees	15,928	7,693	8,235	107%
Administrative	6,382	2,631	3,751	143%
Medical supplies and other expenses	7,103	2,775	4,328	156%
Depreciation and amortization	11,286	4,359	6,927	159%
Stock-based compensation	785	568	217	38%
Operational financial instruments revaluation and other (gains) losses	(68)	3,630	(3,698)	(102%)
Interest expense	16,932	8,961	7,971	89%
Settlement and related costs (recoveries)	(52)	1,611	(1,663)	(103%)
Acquisition related costs	8,784	174	8,610	nmf
Other financial instruments revaluation and other (gains) losses	(96)	(286)	190	(66%)
Income (loss) before income taxes	(20,890)	(6,849)	(14,041)	205%
Income tax expense (benefit)	(22,070)	(473)	(21,597)	nmf
Non-controlling interest	2,517	835	1,682	201%
Net income (loss) attributable to common shareholders	(1,337)	(7,211)	5,874	(81%)

		(Restated)

(in thousands)	Nine-month period ended Sep 30, 2021	Nine-month period ended Sep 30, 2020	$ Change	% Change
Service fees – net of allowances and discounts	238,872	176,041	62,831	36%
Other revenue	2,764	2,706	58	2%
Revenue	241,636	178,747	62,889	35%

Employee compensation	88,688	62,072	26,616	43%
Reading fees	31,642	27,854	3,788	14%
Rent and utilities	24,853	22,884	1,969	9%
Third party services and professional fees	32,068	22,914	9,154	40%
Administrative	14,044	8,880	5,164	58%
Medical supplies and other expenses	13,111	7,984	5,127	64%
Depreciation and amortization	20,359	13,001	7,358	57%
Stock-based compensation	1,997	1,726	271	16%
Operational financial instruments revaluation and other (gains) losses	278	(4,482)	4,760	(106%)
Interest expense	34,221	24,437	9,784	40%
Settlement and related costs (recoveries)	(394)	2,491	(2,885)	(116%)
Acquisition related costs	14,412	474	13,938	nmf
Other financial instruments revaluation and other (gains) losses	(3,462)	4,189	(7,651)	(183%)
Income (loss) before income taxes	(30,181)	(15,677)	(14,504)	93%
Income tax expense (benefit)	(21,999)	498	(22,497)	nmf
Non-controlling interest	3,388	1,876	1,512	81%
Net income (loss) attributable to common shareholders	(11,570)	(18,051)	6,481	(36%)

Reconciliation of Non-GAAP Measures

		(Restated)		(Restated)

(in thousands)	Three-month period ended Sep 30, 2021	Three-month period ended Sep 30, 2020	Nine-month period ended Sep 30, 2021	Nine-month period ended Sep 30, 2020

Net income (loss)	1,180	(6,376)	(8,182)	(16,175)

Income tax expense (benefit)	(22,070)	(473)	(21,999)	498

Depreciation and amortization	11,286	4,359	20,359	13,001

Interest expense	16,932	8,961	34,221	24,437

EBITDA	7,328	6,471	24,399	21,761

Adjustments:

Stock-based compensation	785	568	1,997	1,726

Settlement and related costs (recoveries)	(52)	1,611	(394)	2,491

Acquisition-related costs	8,784	174	14,412	474

Financial instrument revaluation and related losses (gains)	(50)	2,895	(3,410)	(1,178)

Other losses (gains)	20	63	320	283

Severance, restructuring and other charges	532	-	532	-

Deferred rent expense(1)	621	409	1,525	3,002

Adjusted EBITDA	17,968	12,191	39,381	28,559

Revenue	108,177	63,213	241,636	178,747

Adjusted EBITDA Margin	17%	19%	16%	16%

(1)	Deferred rent expense is defined as operating lease cost less operating cash flows from operating leases and adjusted for any prepayments or related items.